SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended January, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Rumaila exceeds 10% improved production target

January 11, 2011: The Rumaila Operating Organisation (ROO) has met a major milestone in the re-development of the super-giant field in Southern Iraq by increasing production by more than 10 per cent above the 1.066 million barrels a day (b/d) initial production rate agreed in December 2009.

Meeting this production target, and the approval of the Rumaila rehabilitation plan last year, represents the achievement of two significant contractual requirements of the technical services agreement (TSA) signed between BP, PetroChina, the Oil Marketing Company of Iraq (SOMO) and the South Oil Company in November 2009.

Welcoming this milestone, His Excellency AbdulKareem Luaibi the Minister of Oil, said: "This production increase is an important step for Iraq and demonstrates the success of the contracts awarded, I am very pleased to see the progress for Rumaila and we wish BP, the South Oil Company, PetroChina and all the companies involved further success over the coming years."

"This is an exciting milestone in the history of Rumaila and is a demonstration of what we can achieve by working in partnership with SOC, BP, PetroChina, and the dedication of our contractors. It is testimony to the efforts of the thousands of people who are working on Rumaila - not just that we have increased production but that we are doing so sustainably and with due regard to safety,"  said Rumaila Joint General Manager Salah Mohammed.

The pace of activity on Rumaila has built steadily over the past year. A total of 20 new rigs are now mobilized in the field. Over the course of the year, a total of 41 wells have been drilled, 103 workovers completed and 122 kilometers of flowlines laid. Some 10,000 people are currently working on Rumaila, over double the number at the beginning of 2010.

After the establishment of the ROO 4,000 staff transferred from the South Oil Company with more than 100 from the lead contractor BP, and from PetroChina. The first phase of a major new headquarters and accommodation complex in south Rumaila has been completed; remnants of war have been cleared from rights of way, well sites and other areas of the field; and an environmental baseline survey has been completed.

Note to editors:
Salah Mohammed and Gary Jones are the Joint General Managers of the Rumaila Operating Organisation. Han Shaoguo is the Deputy General Manager.

Enquiries:
Salem Ashoor, Rumaila Operating Organisation: +968 9283 4466
BP Group Press Office: +44 20 7496 4076
Fu Yili, PetroChina: fuyili@cnpcint.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 11 January 2010

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary